09056125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~46942~~ 47550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YSC GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 PARK AVENUE, SUITE 20A
(No. and Street)

NEW YORK (City) NEW YORK (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOUNG SOO CHANG 212-725-5044 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIEDL, ERNST J.
(Name – *if individual, state last, first, middle name*)

331 EAST AVENUE (Address) MACEDON (City) NEW YORK (State) 14502 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

OATH OR AFFIRMATION

I, YOUNG SOO CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YSC GLOBAL SECURITIES, INC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

Margie Gortman
State of New York
Notary Public
No. 02G03144919
Qualified in Manhattan County
Commission Expires 05 / 01 / 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Margie Gortman
State of New York
Notary Public
No. 02G03144919
Qualified in Manhattan County
Commission Expires 05 / 01 / 20

CONTENTS

	Page
Independent Auditor's Report	2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Equity Capital	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
Supplementary Information	
Schedule of Computation of Net Capital	8
Reconciliation of Audited Net Capital with Net Capital per Form X-17A-5	8
Independent Auditor's Report on Internal Control	9

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
YSC Global Securities, Inc.

I have audited the accompanying statement of financial condition of YSC Global Securities, Inc. (an S-Corporation) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YSC Global Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst J Riedl

February 10, 2009

YSC GLOBAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets:

Cash			$	14,439
Property and Equipment	$	4,987		
Less, Accumulated Depreciation		4,987		0
Total Assets			$	14,439

Liabilities and Equity Capital:

Accounts Payable and Accrued Expenses	$	4,070
Loans from Stockholder		194
Total		4,264
Equity Capital		10,175
Total Liabilities and Equity Capital	$	14,439

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:		
Commissions	$ 0	
Total Revenue		$ 0
Expenses:		
Rent	6,000	
Professional Services	831	
Office Expense	1,708	
Office Supplies	1,012	
Printing	734	
Communications	1,723	
Licenses and Regulatory Expenses	308	
Dues and Subscriptions	225	
Education and Seminars	1,675	
Insurance	364	
Corporate Taxes	604	
Postage	318	
Bank Charges	55	
Total Expenses		15,557
Net Loss		$ (15,557)

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN EQUITY CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Equity Capital - Beginning	$	16,732
Addition:		
Paid in Capital		9,000
Deduction:		0
Net Loss for Year		(15,557)
Equity Capital - Ending	$	10,175

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:				
Net Loss	$	(15,557)		
Increase in Cash Resulting from Changes in the following Operational Assets and Liabilities:				
Accounts Payable and Accrued Expenses		(1,750)		
Due to Stockholder		(3,095)		
Total			$	(20,402)
Cash Flows from Investing Activities:				0
Cash Flows from Financing Activities:				
Addition to Capital				9,000
Decrease in Cash				(11,402)
Cash Balance, Beginning of Year				25,841
Cash Balance - End of Year			$	14,439
Supplemental Information:				
Interest Paid			$	0
Income Taxes Paid			$	0

The accompanying notes to the financial statements are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

YSC Global Securities, Inc. (the firm), a Delaware corporation, organized on July 5, 1994, is a registered broker–dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers. The Company provides global securities execution to institutional clients located in the United States.

Revenue Recognition

Revenue from commissions is recognized when earned on a trade-date basis.

Property and Equipment

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates over the estimated useful lives of the assets.

Income Taxes

The firm, with the consent of its stockholder, elected to be taxed as an S Corporation and as such is exempt from Federal income taxes. The firm is subject to local taxation and pays a minimum state tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NET CAPITAL REQUIREMENT

As a regulated broker-dealer and member of the NASD, the firm is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the firm from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008 the firm had net capital of $10,369 which exceeded its requirement of $5,000 by $5,369.

YSC GLOBAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
and
RECONCILIATION OF AUDITED NET CAPITAL WITH NET CAPITAL PER FORM X-17A-5
AS OF DECEMBER 31, 2008

Ownership Equity	$	10,175
Deduct, Non Allowable Assets:		0
Add Amount due from Stockholder		194
Net Capital		10,369
Minimum Capital Requirement:		
The greater of 6 2/3% of aggregate indebtedness of $0 or $5,000		5,000
Excess of Net Capital over Minimum Requirement	$	5,369
Aggregate Indebtedness	$	0
Ratio of Aggregate Indebtedness to Net Capital		0

Reconciliation of Audited Net Capital with Net Capital Per Form x-17A-5

Unaudited Form X-17A-5 Part IIA	$	5,369
Audit Adjustments:		0
Audited Net Capital	$	5,369

The accompanying notes to the financial statements are an integral part of this statement.

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax 315-986-2994

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
YSC Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of YSC Global Securities, Inc. (the firm) for the year ended December 31, 2008, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the firm, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the firm does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the firm has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the firm's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst J Riedl

February 10, 2009

YSC GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008